Erin Leonard Events LLC

Balance Sheet

As of April 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	
Chase Checking	13,271.36
Chase Money Market	30,170.54
PayPal Proxy	0.00
Total Bank Accounts	**43,441.90**
Total Bank Accounts	**$43,441.90**
Accounts Receivable	
Accounts Receivable (A/R)	3,000.00
Total Accounts Receivable	**$3,000.00**
Other Current Assets	
Customer billed expenses Reimbursable	-4,841.39
Lawsuit AR	5,610.00
Undeposited Funds	0.00
Total Other Current Assets	**$768.61**
Total Current Assets	**$47,210.51**
Fixed Assets	
Accumulated Depreciation	
Accumulated Depreciation - Computer	-471.65
Total Accumulated Depreciation	**-471.65**
Fixed Assets	
Computer	2,100.97
Total Fixed Assets	**2,100.97**
Total Fixed Assets	**$1,629.32**
TOTAL ASSETS	**$48,839.83**

Erin Leonard Events LLC

Balance Sheet
As of April 30, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	12,189.23
Total Accounts Payable	**$12,189.23**
Credit Cards	
Credit Cards	
AMX - Erin	3,239.80
Total Credit Cards	**3,239.80**
Total Credit Cards	**$3,239.80**
Other Current Liabilities	
Deferred Revenues	17,977.50
Income Tax Payable - FED	
2019	0.00
Total Income Tax Payable - FED	**0.00**
Loans Payable	
Business Loan 2021	19,550.00
Total Loans Payable	**19,550.00**
PPP Loan Proceeds	0.00
Prepaid Legal - Trust	0.00
Team Reimbursements Payable	
Contractor Expense Reimbursements Due	0.00
Total Team Reimbursements Payable	**0.00**
Total Other Current Liabilities	**$37,527.50**
Total Current Liabilities	**$52,956.53**
Total Liabilities	**$52,956.53**
Equity	
Opening Balance Equity	0.00
Owner's Equity	
Owner's Contributions	22,593.49
Owner's Withdrawals	-85,845.12
Tenant Association	-16.38
Total Owner's Equity	**-63,268.01**
Retained Earnings	62,111.66
Net Income	-2,960.35
Total Equity	**$ -4,116.70**
TOTAL LIABILITIES AND EQUITY	**$48,839.83**